Zai Lab Limited

4560 Jinke Road

Bldg. 1, Fourth Floor

Pudong, Shanghai, China 201210

August 31, 2018

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Jeffrey Gabor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zai Lab Limited (CIK: 0001704292)
Registration Statement on Form F-1 (File No. 333-227159)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C (“Rule 461”) of the General Rules and Regulations under the Securities Act of 1933, as amended, Zai Lab Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 5, 2018, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Davis Polk & Wardwell LLP.

The Company understands that J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Jefferies LLC and Leerink Partners LLC, the representatives of the underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Zai Lab Limited

By:	/s/ Samantha Du
Name:	Samantha Du
Title:	Chief Executive Officer